August 19, 2008

Catherine Brown
U.S. Securities Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:           Zhong Sen International Tea Company
                              Amendment No. 2 to Registration Statement on Form S-1
                              Filed August 8, 2008
                              File No. 333-151970

Dear Ms. Brown:

We represent Zhong Sen International Tea Company (the “Company” or “Zhong Sen). We are in receipt of your letter dated August 14, 2008 regarding the above referenced filing and the following are our responses:

Prospectus Summary, page 1
About our Company, page 1

1.
We note your response to comment 1 in our letter dated August 6, 2008. In the third paragraph on page 1, please revise your disclosure to indicate that your management and affiliates have previously been involved in companies that did not timely filed reports with the Securities and Exchange Commission. Please also add BTX Holdings, Inc. to the list of companies on page 1. Please make corresponding changes on page 10 under the heading “General”.

Answer:
Please note that the disclosure in the third paragraph on page 1 has been revised to indicate that the Company’s management and affiliates have previously been involved in companies that did not timely filed reports with the Securities and Exchange Commission. BTX Holdings, Inc. has been added to the list of companies on page 1 and the corresponding changes have been made on page 10 under the heading “General”.

Risk Factors, page 3

2.
Consistent with the comment 1 above, please revise the fifth risk factor on page 3 (“Management and affiliates of our Company previously had been involved in the management of development stage companies with no specific business plan which have generated no or minimal revenues”) to add BTX Holdings, Inc. In the last paragraph of this risk factor, please 1) note that the reports were not timely filed with the Securities and Exchange Commission and 2) state in the risk factor (and not just the heading) that these companies have generated no or minimal revenues.

Answer:
The fifth risk factor on page 3 has been revised to add BTX Holdings, Inc. and the last paragraph of this risk factor has been revised to disclose that the reports were not timely filed with the Securities and Exchange Commission and that these companies have generated no or minimal revenues.

Description of Business, page 10
Business Model, page 11

3.
You disclose in the second paragraph under this heading that “[a]s the company grows [you] may also utilize the internet, television, radio and/or print media to achieve the goal of marketing the product.”  You make similar statements in the second paragraph on page 12 and in your plan of operations on page 15.  In the fifth paragraph on page 11 under the heading of “Sales and Marketing,” you disclose that you “will use direct telephone contact initially, and as business increases and capital resources allows[you] may use internet advertising, international travel for in person sales meetings, trade magazines and word of mouth to promote your product”.  Please clarify your disclosure to state if you will use all of these tools.

Answer:
The disclose on the fifth paragraph on page 11 under the heading of “Sales and Marketing,” has been revised to be consistent with the other disclosures that as the Company grows it may also utilize the internet, television, radio and/or print media to achieve the goal of marketing the product. The other tools set forth in this paragraph have been removed since this is not the tools the company will use.

Sales and Marketing, page 11

4.
In the third paragraph under his heading you that you will employ channel marketing as the primary method of getting the product to the worldwide consumer. In the next paragraph, you state that your “decision to use both direct sales and indirect sales in based on the determination that [your] ability to recruit sellers in unknown.  If we cannot find resellers, we must immediately employ direct sales… The market dynamics of the beverage industry demand both direct sales and indirect channels as an overall marketing effort.”

•      Please explain how you will employ channel marketing as your primary marketing method of your ability to recruit resellers is unknown.

Answer:	This section has been revised to disclose that there is no primary method of marketing and the Company will use both direct sales and channel marketing.

•      Please clarify whether you expect to “use both direct sales and indirect channels” or if you only intend to use direct sales of you can not find resellers.

Answer:	This section has been revised to clarify that the Company will use both methods regardless of its ability to find resellers.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15
Capital Resources and Liquidity, page 16

5.
In the fourth and fifth paragraphs under this heading, you disclose that you expect your general and administrative expenses for the next twelve months to be $163,200. In the last paragraph under this heading (on the top of page 17), you disclose that you expect your operational and general and administrative expenses for the next twelve months to total $100,000. Please explain to us this discrepancy or revise your disclosure.

Answer:
The last paragraph under this heading has been revised to disclose that the Company expects its operational and general and administrative expenses for the next twelve months to total $163,200 which is consistent with the other disclosure.

Very truly yours,

ANSLOW & JACLIN, LLP

By:   /S/ GREGG E. JACLIN
               GREGG E. JACLIN